UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Atlantic Power Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

04878Q863

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 10, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON

THE MANGROVE PARTNERS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,469,584
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,469,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,469,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON

THE MANGROVE PARTNERS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,469,584
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,469,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,469,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON

MANGROVE PARTNERS FUND (CAYMAN), LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,469,584
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,469,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,469,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON

THE MANGROVE PARTNERS FUND (CAYMAN DRAWDOWN), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,469,584
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,469,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,469,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON

MANGROVE PARTNERS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,469,584
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,469,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,469,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON

MANGROVE CAPITAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,469,584
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,469,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,469,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 04878Q863

1	NAME OF REPORTING PERSON

NATHANIEL AUGUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		11,469,584
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

11,469,584
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,469,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.96%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 04878Q863

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	The Mangrove Partners Master Fund, Ltd., a Cayman Islands exempted company (“Mangrove Master Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	The Mangrove Partners Fund, L.P., a Delaware limited partnership (“Mangrove Fund”), as a controlling shareholder of Mangrove Master Fund;
(iii)	Mangrove Partners Fund (Cayman), Ltd., a Cayman Islands exempted company (“Mangrove Fund Cayman”), as a significant shareholder of Mangrove Master Fund;
(iv)	The Mangrove Partners Fund (Cayman Drawdown), L.P., a Cayman Islands exempted company (“Mangrove Fund Cayman Drawdown”), as a shareholder of Mangrove Master Fund;
(v)	Mangrove Partners, a Cayman Islands exempted company, as the investment manager of each of Mangrove Master Fund, Mangrove Fund, Mangrove Fund Cayman and Mangrove Fund Cayman Drawdown;
(vi)	Mangrove Capital, a Cayman Islands exempted company, as the general partner of each of Mangrove Fund and Mangrove Fund Cayman Drawdown; and
(vii)	Nathaniel August, as the director of each of Mangrove Partners and Mangrove Capital.

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each Reporting Person is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the directors of Mangrove Master Fund, Mangrove Fund Cayman and Mangrove Capital. Mr. August is the sole director of Mangrove Partners. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

9

CUSIP NO. 04878Q863

(b)       The address of the principal office of each of Mangrove Fund, Mangrove Partners, Mangrove Capital and Mr. August is 645 Madison Avenue, 14th Floor, New York, New York 10022. The address of the principal office of each of Mangrove Master Fund, Mangrove Fund Cayman and Mangrove Fund Cayman Drawdown is c/o Maples Corporate Services, Ltd., P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY1-1104.

(c)       The principal business of Mangrove Master Fund is acquiring, holding and disposing of investment securities. The principal business of Mangrove Fund is investing in Mangrove Master Fund. The principal business of Mangrove Fund Cayman is investing in Mangrove Master Fund. The principal business of Mangrove Fund Cayman Drawdown is investing in Mangrove Master Fund. The principal business of Mangrove Partners is serving as the investment manager of each of Mangrove Master Fund, Mangrove Fund, Mangrove Fund Cayman and Mangrove Fund Cayman Drawdown. The principal business of Mangrove Capital is serving as the general partner of each of Mangrove Fund and Mangrove Fund Cayman Drawdown. The principal occupation of Mr. August is serving as a director of each of Mangrove Partners and Mangrove Capital.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. August is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 11,469,584 Shares directly owned by Mangrove Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B annexed hereto (“Schedule B”). The aggregate purchase price of the 11,469,584 Shares directly owned by Mangrove Master Fund is, in U.S. dollar terms, approximately $25,690,283, including brokerage commissions.

10

CUSIP NO. 04878Q863

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons have had discussions with the President and Chief Executive Officer of the Issuer regarding alternative uses for the Issuer’s power plants that have expired or expiring power purchase agreements. On January 10, 2018, the Reporting Persons had a telephonic meeting with the President and Chief Executive Officer of the Issuer to discuss plans to develop and supply power to collocated data centers as well as to explore utilizing surplus power for cryptocurrency mining and other blockchain applications. The Reporting Persons also expressed interest in providing co-investment capital for such projects. These discussions are continuing.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 115,211,976 Shares outstanding as of December 18, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 19, 2017.

A.	Mangrove Master Fund
(a)	As of the close of business on January 11, 2018, Mangrove Master Fund directly owned 11,469,584 Shares.

Percentage: Approximately 9.96%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,469,584
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,469,584

(c)	The transactions in the securities of the Issuer by Mangrove Master Fund during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.
B.	Mangrove Fund
(a)	As of the close of business on January 11, 2018, Mangrove Fund, as a controlling shareholder of Mangrove Master Fund, may be deemed to beneficially own the 11,469,584 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 9.96%

11

CUSIP NO. 04878Q863

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,469,584
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,469,584

(c)	Mangrove Fund has not entered into any transactions in the Shares during the past sixty (60) days.
C.	Mangrove Fund Cayman
(a)	As of the close of business on January 11, 2018, Mangrove Fund Cayman, as a significant shareholder of Mangrove Master Fund, may be deemed to beneficially own the 11,469,584 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 9.96%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,469,584
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,469,584

(c)	Mangrove Fund Cayman has not entered into any transactions in the Shares during the past sixty (60) days.
D.	Mangrove Fund Cayman Drawdown
(a)	As of the close of business on January 11, 2018, Mangrove Fund Cayman Drawdown, as a shareholder of Mangrove Master Fund, may be deemed to beneficially own the 11,469,584 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 9.96%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,469,584
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,469,584

(c)	Mangrove Fund Cayman Drawdown has not entered into any transactions in the Shares during the past sixty (60) days.
E.	Mangrove Partners
(a)	As of the close of business on January 11, 2018, Mangrove Partners, as the investment manager of each of Mangrove Master Fund, Mangrove Fund, Mangrove Fund Cayman and Mangrove Fund Cayman Drawdown, may be deemed to beneficially own the 11,469,584 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 9.96%

12

CUSIP NO. 04878Q863

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,469,584
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,469,584

(c)	Mangrove Partners has not entered into any transactions in the Shares during the past sixty (60) days.
F.	Mangrove Capital
(a)	As of the close of business on January 11, 2018, Mangrove Capital, as the general partner of each of Mangrove Fund and Mangrove Fund Cayman Drawdown, may be deemed to beneficially own the 11,469,584 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 9.96%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,469,584
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,469,584

(c)	Mangrove Capital has not entered into any transactions in the Shares during the past sixty (60) days.
G.	Nathaniel August
(a)	As of the close of business on January 11, 2018, Mr. August did not directly own any Shares. As a director of each of Mangrove Partners and Mangrove Capital, Mr. August may be deemed to beneficially own the 11,469,584 Shares directly owned by Mangrove Master Fund.

Percentage: Approximately 9.96%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 11,469,584
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 11,469,584

(c)	Mr. August has not entered into any transactions in the Shares during the past sixty (60) days.

As of the close of business on January 11, 2018, the Reporting Persons collectively beneficially owned an aggregate of 11,469,584 Shares, constituting approximately 9.96% of the Shares outstanding.

13

CUSIP NO. 04878Q863

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 10, 2018 and January 11, 2018, Mangrove Master Fund entered into a series of cash-settled total return swap agreements with Morgan Stanley Capital Services LLC as the counterparty (the “Swaps”) that establish economic exposure to an aggregate of 87,370 notional Shares (the “Subject Shares”), representing less than 1% of the outstanding Shares. The Swaps provide Mangrove Master Fund with economic exposure that is comparable to the economic exposure of ownership but do not provide it with the power to vote or direct the voting of or to dispose or direct the disposition of the Subject Shares. The Reporting Persons hereby expressly disclaim beneficial ownership of the Subject Shares.

On January 12, 2018, the Reporting Persons entered into a Joint Filing Agreement pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated January 12, 2018, by and among the Reporting Persons.

14

CUSIP NO. 04878Q863

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2018

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND, L.P.

By:	MANGROVE CAPITAL
as General Partner

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE PARTNERS FUND (CAYMAN), LTD.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

THE MANGROVE PARTNERS FUND (CAYMAN DRAWDOWN), L.P.

By:	MANGROVE PARTNERS
as Investment Manager

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

15

CUSIP NO. 04878Q863

MANGROVE PARTNERS

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

MANGROVE CAPITAL

By:	/s/ Nathaniel August
	Name:	Nathaniel August
	Title:	Director

/s/ Nathaniel August
Nathaniel August

16

CUSIP NO. 04878Q863

SCHEDULE A

Directors of The Mangrove Partners Master Fund, Ltd. and Mangrove Partners Fund (Cayman), Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Nathaniel August, Director	Director of Mangrove Partners and Mangrove Capital	645 Madison Avenue, 14th Floor, New York, New York 10022	USA

David Bree, Director	Employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies	DMS Offshore Investment Services, dms House, 20 Genesis Close, George Town, P.O. Box 314, Grand Cayman, Cayman Islands KY1-1104	Cayman Islands

Kevin Phillip, Director	Employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies	DMS Offshore Investment Services, dms House, 20 Genesis Close, George Town, P.O. Box 314, Grand Cayman, Cayman Islands KY1-1104	Trinidad and Tobago

Directors of Mangrove Capital

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Nathaniel August, Director	Director of Mangrove Partners and Mangrove Capital	645 Madison Avenue, 14th Floor, New York, New York 10022	USA

Ward T. Dietrich, Director	Director of Mangrove Capital	645 Madison Avenue, 14th Floor, New York, New York 10022	USA

CUSIP NO. 04878Q863

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Class of Security	Shares or Notional Shares of Common Stock Purchased	Price Per Share or Notional Share ($)	Date of Purchase

THE MANGROVE PARTNERS MASTER FUND, LTD.

Common Stock	45,492	2.3945	12/15/17
Common Stock	100,000	2.3918	12/18/17
Cash-Settled Total Return Swap	12,670	2.2600	01/10/18
Cash-Settled Total Return Swap	74,700	2.2969	01/11/18